

Mail Stop 4561

October 28, 2016

Robert Fishman, CFO
NCR Corporation
3097 Satellite Boulevard
Duluth, Georgia 30096

> **Re:** **NCR Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for the Quarterly Period Ended March 31, 2016**
> **Filed April 29, 2016**
> **File No. 001-00395**

Dear Mr. Fishman:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Note 2. Series A Convertible Preferred Stock, page 60

1. On page 61, you state that you determined that the nature of the Series A Preferred Stock was more akin to an equity instrument. Based on the disclosed terms it appears the Series A Preferred Stock has features that are akin to both equity and debt instruments and such a conclusion is not clear. In an effort to understand how you arrived at your determination, please provide us with your analysis and consideration of the guidance in ASC 815-15-25-17 and ASC 815-10-S99-3.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Notes to Condensed Consolidated Financial Statements

Note 2. Goodwill and Purchased Intangible Assets, page 8

2.   You disclose on page 7 that effective January 1, 2016 you began management of your business on a solutions basis which resulted in a corresponding change in your reportable segments. Please tell us how you considered the guidance in ASC 350-20-35-45 as well as ASC 350-20-35-3C.f. in determining the impact of the change in reportable segments on goodwill and your reporting units. Also tell us your consideration for revising your disclosures in future filings to incorporate this information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services